April 9, 2020

Michael McCabe
Chief Executive Officer
Lucent, Inc.
622 Pine Avenue
Whitefish, Montana 59937

       Re: Lucent, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed April 8, 2020
           File No. 333-232218

Dear Mr. McCabe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2020 letter.

Amendment No. 4 to Registration Statement on Form S-1

Capitalization, page 3

1. We reviewed the revisions to your disclosure in response to comment 1. It appears that temporary equity should be $9,000 assuming the minimum number of shares are sold and
       $27,000 assuming the maximum number of shares are sold. In addition, it appears total stockholders' deficit and accumulated deficit should be ($4,521) and ($9,521), respectively, assuming the minimum number of shares are sold and ($6,521) and ($9,521), respectively, assuming the maximum number of shares are sold. Please revise or advise.
 Michael McCabe
FirstName LastNameMichael McCabe
Lucent, Inc.
Comapany NameLucent, Inc.
April 9, 2020
April 2 2020 Page 2
Page 9,
FirstName LastName
Dilution, page 16

2. We reviewed the revisions to your disclosure in response to comment 2. The decrease in investment to new shareholders' should represent the difference between the net book value deficit per share after the minimum and maximum number of shares are sold less the offering price per share. Please revise or advise.
      You may contact Bill Thompson at 202-551-3797 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at
202-551-3797 or Jennifer L pez-Molina at 202-551-3792 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Elaine Dowling, Esq.